UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 28, 2009

For immediate release
April 28, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code :	6586
Announcement of Dividends from Retained Earnings (Year-end dividend)
     Makita Corporation (“The Company”) announces that its Board of Directors, at a meeting held today, has resolved on the following scheduled year-end cash dividend as of the date of record on March 31, 2009.
     The proposed dividend will be finalized by the Shareholders’ meeting on June 25, 2009.
1. Dividend details

Yen
Dividend paid
	Scheduled dividend	Previous forecast	fiscal year ended
March 31, 2008
Record date	March 31, 2009	March 31, 2009	March 31, 2008
Dividend per share	50.00 yen	—	67.00 yen
Total amount of dividends	6,888 million yen	—	9,633 million yen
Effective date	June 26, 2009 (Proposed)	—	June 27, 2008
Resource for dividends	Retained earnings	—	Retained earnings

2. Reason
     The Company’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividend of 18 yen per share. For the term under review, taking into consideration this basic policy and the future business environment, the company plans to propose that the annual cash dividend of 80 yen. The year-end cash dividend after deduction of the interim cash dividend of 30 yen, is calculated to 50 yen per share.
(Reference)

	Yen
	Dividend per share
Date of record	Interim	Year-end	Annual
Fiscal year ended March 31, 2009	30.00	50.00	80.00
Previous year ended March 31, 2008	30.00	67.00	97.00

English Translation of press release originally issued in Japanese language